                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  FORM 12b-25

                FIVE (5) DAY EXTENSION TO FILE QUARTERLY REPORT
                     PURSUANT TO SECTION 13 or 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For Quarter Ended June 30, 1996
                         Commission File Number: 0-9969

                            CENTURY INDUSTRIES, INC.
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             (Exact name of Registrant as specified in its charter)


      District of Columbia                            54-1666769
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   (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)                   Identification No.)


         45034 Underwood Lane
             Sterling, Va.                                 20166
         (Mail) P.O. Box 319
             Sterling, Va.                                  20167
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(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code: (703) 471-7606.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             (1) Yes   X        No
                                     -----         -----
                             (2) Yes   X        No
                                     -----         -----

    The Registrant entered into a Merger Agreement with the shareholders of DC Partners, Ltd. (DCP), a New Jersey corporation, on June 30, 1996, whereby the Registrant's wholly owned subsidiary, U.S. Insurance Brokers, Inc. (USIB) in Phase I first acquires 49% of DCP's equity, and in Phase II acquires the balance of 51% of DCP and then merges with DCP with USIB as the survivor.

     The Registrant is therefore reflecting the DCP acquisition/merger as a subsequent event is its June 30,1996 10-Q with the required accounting footnotes and attached DCP financial statements in accordance with the GAAP and S.E.C. preparation and presentation standards for equity investments.

     Due to the Registrant's necessity to add the accounting results of a significant newly acquired subsidiary to its presentation, the Registrant needs the additional 5 days provided under this extension filing to complete its preparation and presentation in a light that is least misleading.


                                   SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Century Industries, Inc.


August 14, 1996
                             -------------------------------------------
                             Ted L. Schwartzbeck, Executive V.P. and CEO

                               INDEX TO EXHIBITS

(l)  Underwriting Agreement. Not applicable.

(2) Plan of acquisition. reorganization. arrangement, liquidation or succession. Not applicable.

(3)  Articles of Incorporation and Bylaws. Not applicable.

(4) Instruments defining the rights of security holders, including indentures. Not applicable.

(5)  Opinion: re: Legality. Not Applicable.

(6)  Opinion: re: Liquidation Preference. Not Applicable.

(7)  Opinion: re: Liquidation Preference. Not Applicable.

(8)  Opinion: re: Tax Matters. Not Applicable.

(9)  Voting Trust Agreement. Not Applicable.

(10) Material Contracts. Not Applicable.

(11) Statement re: Computation of Per Share Earnings. Not Applicable.

(12) Statement re: Computation of Ratios. Not Applicable.

(13) Annual Report to Securities Holders. etc. Not Applicable.

(14) Material Foreign Contracts. Not Applicable.

(15) Letter re: unaudited Interim, Financial Information.

     15.1 Auditor's letter

(16) A Letter regarding change in certified accountant. Not applicable.

(17) Letter re director resignation. Not applicable.

(18) Letter re: Change in Accounting principles. Not Applicable.

(l9) Previously Unfiled Documents. Not Applicable.

(20) Report Furnished to Security Holders. Not Applicable.

(21) Other documents or statements to security holders.
     Not applicable.

(22) Subsidiaries of the Registrant. Not Applicable.

(23) Published Report Regarding Matters Submitted to Securities
     Holders. Not Applicable.

(24) Consents of experts and counsel. Not applicable

(25) Power of Attorney. Not applicable.

(26) Statement of Eligibility of Trustee. Not Applicable.

(27) Invitations far Competitive Bids. Not Applicable.

(28) Additional Exhibits. Not applicable.

(29) lnformation from Reports Furnished to State Insurance
     Regulatory Authorities. Not Applicable.